EX-99.B(b)fibylawamend

AMENDMENT TO BYLAWS

        RESOLVED, That the Bylaws of Waddell & Reed Advisors Fixed Income Funds, Inc. are amended by replacing ARTICLE II, Section 1 with the following:

ARTICLE II
BOARD OF DIRECTORS

                 Section 1. Number and Tenure of Office. The business and property of the Corporation shall be conducted and managed by a Board of Directors consisting of that number of Directors named in the Articles of Incorporation, which number may be increased or decreased as provided in Section 2 of this Article. Subject to the Fund's Director Retirement policy, each director (after being elected) shall hold office until his or her successor is elected and qualified or until his or her earlier death, resignation or removal. Directors need not be stockholders.

                 I certify that I am Secretary of the Corporation, and as such officer, have custody of the minute books of the Corporation, and that the foregoing resolution is a true and correct resolution duly passed by the Board of Directors of the Corporation at a meeting held on November 19, 2003.

/s/Kristen A. Richards
Kristen A. Richards, Secretary

Dated this 19th day of November, 2003.